UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg Chief Financial Officer

Dated: October 9, 2006

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GOLD CIRCUIT ELECTRONICS ORDERS CAMTEK’S AOI SYSTEMS
FOR PLANTS IN CHINA AND TAIWAN

MIGDAL HA’EMEK, Israel, October 3, 2006 – Camtek Ltd. (NASDAQ + TASE: CAMT) announced today that Gold Circuits Electronics (GCE) Ltd., a major Taiwan-based manufacturer of printed circuit boards, has ordered a total of nine automated optical inspection (AOI) systems and peripheral equipment for its plants in Suzhou, Mainland China and Chung Li, Taiwan. The systems have been delivered during the third quarter.

“GCE is a high-volume manufacturer of a wide range of PCB technologies, from multi-layer backplanes for servers and workstations to high-density boards for cell phones and hand-held devices,” said Cliff Young, General Manager of Camtek Taiwan. “Handling this diversity requires that the AOI equipment has a high level of versatility with minimal preparation for inspecting different products. We are very pleased that GCE have selected our systems, and we are committed to continue supporting their evolving needs.”

ABOUT GOLD CIRCUITS ELECTRONICS (GCE) LTD.
Established in 1981, GCE is a world-renowned contract manufacturer of multi-layer printed circuit boards and high density substrates. GCE plants in Chung Li, Taiwan, and Suzhou, Mainland China can produce together over a million square meters per month of PC boards for servers, personal computers, telecommunications, networking, cellular phones, high-current and storage products.

Striving to provide the best service through forming long-term partnership with its customers, GCE is committed to quality, environmental protection and fair labor practices

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com

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